[TYPE] SC13D/A
[DOCUMENT-COUNT] 2

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D/A2

Under the Securities Exchange Act
of 1934

SK Telecom Corp. Ltd.
(Name of Issuer)

Ordinary Shares**
(Title of Class of Securities)

78440P108
(CUSIP Number)

Laurel FitzPatrick
Tiger Management L.L.C.
101 Park Avenue
New York, NY  10178
212-984-2500
(Name, Address and Telephone
Number of Person Authorized to
Receive Notices and
Communications)

August 23, 1999
(Date of Event which Required
Filing of this Statement)


If the filing person has
previously filed a statement on
Schedule 13G to report the
acquisition which is the subject
of this Schedule 13D, and is
filing this schedule because of
Rule 13d1(b)(3) or (4), check the
following box [ ].

Check the following box if a fee
is being paid with this statement
[ ].

The information required on the
remainder of this cover page shall
not be deemed to be "filed" for
the purpose of Section 18 of the
Securities Exchange Act of 1934
("Act") or otherwise subject to
the liabilities of that section of
the Act but shall be subject to
all other provisions of the Act.


Cusip Number: 78440P108
Item 1.  Tiger Management L.L.C.
Item 2  Check the Appropriate Box
if a Member of a Group:
(a)(b)x
Item 4.  OO
Item 6.  Delaware
Item 7.  259,574
Item 8.  -0-
Item 9. 259,574
Item 10. -0-
Item 11. 259,574


Item 13.  3.1%

Item 14.  IA

** The shares and percentages
shown for TMLLC above include
all of the Ordinary shares and shares
underlying ADRs of SK Telecom owned by
funds advised by TMLLC.

The filing of this Schedule 13D is
not, and should not be deemed to be,
an admission that such Schedule 13D
is required to be filed.

Item 4.  Purpose of Transaction.
Item 4 is amended as follows:
SK Telecom has scheduled an Extraordinary
General Meeting for Friday, August 27, 1999.
The meeting's agenda includes proposals
to fill a vacancy on the Board of Directors, remove the Chairman of SK Group from the SK Telecom Board and authorize a 50 to 1 stock split. The terms of Tiger Management's transactions with SK Group permit SK Group to direct the voting of 363,914 shares purchased from Tiger, but not of Tiger's 259,574 retained shares. Tiger intends to continue soliciting proxies for that meeting.

Item 5.  Interest in Securities of the Issuer.
Items 5 (a) and (c) are hereby amended as follows: Item 5(a). The following table sets forth information with respect to shares beneficially owned by Tiger as of August 23, 1999 including information with respect to each Fund on behalf of which such shares are held. The percentages set forth below are based on 8,328,873 shares outstanding as of 8/20/99.

               Number of      % of
Name           Shares       share
O/S
TEI Fund       259,574**     3.1%

** The shares and percentages
shown for TMLLC in the above table
include all of the Ordinary shares and
shares underlying ADRs of SK Telecom
owned by TEI Fund plc.

Item 5(c). Exhibit 1 contains information as to all transactions during the past
60 days.

August 23, 1999.

After reasonable inquiry and to
the best of my knowledge and
belief, I certify that the
information set forth in this
statement is true, complete and
correct.


TIGER MANAGEMENT L.L.C.
/s/  Nolan Altman, Chief Financial
Officer